UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
December 21, 2006

WASHINGTON TRUST BANCORP, INC.

(Exact Name of Registrant as Specified in Charter)

Rhode Island	0-13091	05-0404671
--------------------	--------------------	--------------------
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

23 Broad Street, Westerly, Rhode Island 02891

(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (401) 348-1200

Former name or address, if changed from last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On December 21, 2006, Washington Trust Bancorp, Inc. (the "Company") issued a press release announcing that its Board of Directors authorized the repurchase of up to 400,000 shares of the Company's common stock.

A copy of the press release relating to such announcement, dated December 21, 2006, is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

     (c)   Exhibits.

Exhibit No.	Exhibit
99.1	Washington Trust Bancorp, Inc. Press Release dated December 21, 2006*

_____

*Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

	WASHINGTON TRUST BANCORP, INC.
Date: December 21, 2006	By: /s/ David V. Devault
	David V. Devault
	Executive Vice President, Secretary, Treasurer and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.   Exhibit

99.1   Washington Trust Bancorp, Inc. Press Release dated December 21, 2006*

_____
* Filed herewith

Contact: Elizabeth B. Eckel
Senior Vice President, Marketing
Telephone: (401) 348-1309
E-mail: ebeckel@washtrust.com
Date: December 21, 2006
FOR IMMEDIATE RELEASE

Washington Trust Bancorp, Inc. Announces New Stock Repurchase Plan

Westerly, Rhode Island, December 21, 2006 - Washington Trust Bancorp, Inc. (NasdaqGM: WASH) today announced that its Board of Directors has approved a new common stock repurchase plan to replace its existing stock repurchase plan. The new plan authorizes the repurchase of up to 400,000 shares, or approximately 3%, of the Corporation's common stock in open market transactions. This authority may be exercised from time to time and in such amounts as market conditions warrant, and subject to regulatory considerations. The existing plan had approximately 112,000 shares remaining to be repurchased.

Washington Trust Bancorp, Inc. is the parent of The Washington Trust Company, a Rhode Island state-chartered bank founded in 1800. Washington Trust offers personal banking, business banking and wealth management services through its offices in Rhode Island, Massachusetts and southeastern Connecticut. Washington Trust Bancorp, Inc.'s common stock trades on the NASDAQ Global Market under the symbol WASH. Investor information is available on the Corporation's web site: www.washtrust.com.

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